DAVIDOFF HUTCHER & CITRON LLP

Attorneys At Law

605 Third Avenue

New York, New York, 10158

TEL: (212) 557-7200

FAX: (212) 286-1884

WWW.DHCLEGAL.COM

November 14, 2013

H. Roger Schwall

Assistant Director

AD Office 4 - Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Hot Mama’s Foods, Inc.
Amendment No. 1 to Form 10-12G
Filed September 16, 2013
Amendment No. 2 to Form 10-12G
Filed October 3, 2013
File No. 0-54976

Dear Mr. Schwall:

As counsel to Hot Mama’s Foods, Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated October 25, 2013 to the extent not previously responded to. The comments are repeated in the order set forth in the comment letter with our responses to follow in order. The Company has filed Amendment No. 3 to its Registration Statement on Form 10-12G on this date.

Amendment No. 2 to Form 10-12G

Customers, page 6

1.	We refer you to prior comment 4 from our letter to you dated August 22, 2013. You revised your disclosure here and at page 11 to state that you “do not have contracts with our two largest customers.” However, your revised disclosure at pages 12 and 13 suggests the opposite, insofar as you now state at both of those places that “We have a contract with one of our two largest customers….” Please provide consistent and accurate disclosure regarding your contractual agreements, and file all required material contracts pursuant to Item 601(b)(10) of Regulation S-K. As you know, Item 601(b)(10) requires you to file as exhibits those contracts which have not been entered into in the ordinary course of business, including any contract upon which your business “is substantially dependent.” See Item 601(b)(10)(ii)(B).

Response:	This comment has been complied with. The disclosure has been revised in the last paragraph on page 8 under “Net Revenues;” page 9 under “Net Revenues;” and page 10 under “Net Revenues” to state that the Company does not have any contracts with its two largest customers. Prior statements to the contrary were in error.

Competition, page 6

2.	We note your response to our prior comment 6 from our letter to you dated August 22, 2013, concerning the two subject sentences. Insofar as you have added language to the first sentence clarifying that the statement in that sentence is based upon management’s belief, please also revise the second sentence to clarify the basis for that sentence.

Response:	This comment has been complied with. We have added language to the sentence regarding “changing consumer perspectives” to clarify that the sentence is based upon management’s extensive experience in the industry.

Financial Statements and Exhibits, page 21

3.	At page F-74 (sic), you state that you “entered into a three-year employment agreement with Matthew Morse dated May 29, 2013.” But you indicate in your exhibit list that the document you previously filed in that regard (Exhibit 10.4) is only a “form of” agreement, and reference to the version you filed confirms that it appears to be in draft form. Please file as an exhibit the final version of the agreement and revise your exhibit list accordingly.

Response:	This comment has been complied with. The Exhibit previously filed with the Commission was the final version dated May 2013. However, we have revised the exhibit list and refiled Exhibit 10.4 dated May 29, 2013 such that this exhibit relates to the final version of the employment agreement by and between the Company and Matthew Morse.

Attached hereto, in a separate letter, is the Company’s Tandy Letter in response to the Staff’s Closing Comments.

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If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker
Cc:	William Kenealy

Matthew Morse

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HOT MAMA’S FOODS, INC.

134 Avocado Street

Springfield, MA 01104

November 14, 2013

Via EDGAR Correspondence

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hot Mama’s Foods, Inc.
Registration Statement on Form 10-12G
File No. 0-54976

Dear Mr. Schwall:

In further response to the Staff’s Comment Letter dated October 25, 2013, we hereby acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HOT MAMA’S FOODS, INC.

By: /s/ Matthew Morse

Matthew Morse, CEO